UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____.

Commission File Number 002-39822

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

EQUIFAX INC. 401(K) PLAN

(formerly the Equifax Inc. Employees 401(k) Retirement and Savings Plan)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

EQUIFAX INC.

1550 Peachtree Street, N.W.

Atlanta, Georgia 30309

Required Information

Pursuant to the section of the General Instructions to Form 11-K entitled “Required Information,” this Annual Report on Form 11-K for the fiscal year ended December 31, 2013 consists of the audited financial statements of the Equifax Inc. 401(k) Plan (the “Plan”) for the years ended December 31, 2013 and 2012, and the related schedule thereto. The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and, in accordance with Item 4 of the section of the General Instructions to Form 11-K entitled “Required Information,” the financial statements and schedule have been prepared in accordance with the financial reporting requirements of ERISA in lieu of the requirements of Items 1-3 of that section of the General Instructions.

Table of Contents

FINANCIAL STATEMENTS AND EXHIBIT

Report of Independent Registered Public Accounting Firm	Page 1

(a) FINANCIAL STATEMENTS

Financial Statements as of and for the Years Ended December 31, 2013 and 2012

Statements of Net Assets Available for Plan Benefits	Page 2

Statement of Changes in Net Assets Available for Plan Benefits	Page 3

Notes to Financial Statements	Page 4

Supplemental Schedule *

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) December 31, 2013	Page 16

Signature	Page 17

(b) EXHIBITS

Exhibit 23 – Consent of Independent Registered Public Accounting Firm

*     All other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA are not included because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Equifax Inc. Group Plans Administrative Committee

Equifax Inc. 401(k) Plan

Atlanta, Georgia

We have audited the accompanying statements of net assets available for plan benefits of the Equifax Inc. 401(k) Plan (the "Plan") as of December 31, 2013 and 2012, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for plan benefits for the year ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Smith & Howard

Atlanta, GA

June 11, 2014

1

EQUIFAX INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

DECEMBER 31, 2013 AND 2012

	2013	2012

Assets
Investments, at fair value	$498,461,513	$391,810,774
Notes receivable from participants	8,808,073	7,918,937
Participant contributions receivable	144,175	79,652
Company contributions receivable	20,156,353	17,736,206
Net assets reflecting all investments at fair value	527,570,114	417,545,569

Adjustment From Fair Value to Contract Value for
Fully Benefit-Responsive Investment Contracts	(232,383)	(451,509)

Net Assets Available for Plan Benefits	$527,337,731	$417,094,060

The accompanying notes are an integral part of these financial statements.

2

EQUIFAX INC. 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

YEAR ENDED DECEMBER 31, 2013

Contributions
Employer	$20,167,373
Participant	29,045,542
Rollovers	5,963,264
55,176,179

Investment Income
Interest and dividend income	13,727,857
Net appreciation in fair value of investments	75,701,157
89,429,014

Interest Income on Notes Receivable from Participants	353,093

Deductions
Administrative and other expenses	(74,988)
Benefits paid to participants	(34,639,627)
(34,714,615)

Increase in Net Assets	110,243,671

Net Assets Available for Plan
Benefits at Beginning of Year	417,094,060

Net Assets Available for Plan
Benefits at End of Year	$527,337,731

The accompanying notes are an integral part of these financial statements.

3

EQUIFAX INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

NOTE 1 - DESCRIPTION OF THE PLAN

General

The following brief description of the Equifax Inc. 401(k) Plan (the "Plan") is provided for general informational purposes only. Participants should refer to the Plan document, summary plan description and other materials distributed to Plan participants for a complete description of the Plan’s provisions. In case of any discrepancy between the summary plan document and the Plan document, the Plan document will govern.

The Plan is a defined contribution plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. All U.S. salaried and hourly employees of the participating companies of Equifax Inc. and its subsidiaries (“Equifax” or the "Company") are eligible to participate in the Plan immediately upon employment.

Contributions

Each participant may make contributions from 1% to 30% of his/her eligible compensation (base salary only for highly compensated employees) through payroll deductions on a pre-tax and/or an after-tax basis, subject to certain limits. In addition, participants who are eligible to make contributions under the Plan and who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions, as defined, subject to certain limits. These contributions are not eligible for Company matching contributions.

The Company matches 100% of the first 4% the employee contributes unless the employee is grandfathered into the Equifax Inc. Pension Plan. If the employee is grandfathered into the Equifax Inc. Pension Plan, the Company match is 50% on the first 6%.

There is a Direct Company Contribution for non-grandfathered employees. The direct contribution ranges from 1.5% to 4.0% of eligible compensation based upon the employee’s credited years of service with the Company.

4

EQUIFAX INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

NOTE 1 - DESCRIPTION OF THE PLAN (Continued)

Contributions (Continued)

Matching contributions are invested according to Company match investment elections or the participant pre-tax investment elections. If no investment elections are on file, matching contributions are invested into the Fidelity Freedom Funds based on the ages of the affected participants. Matching of after-tax contributions is net of any in-service after-tax withdrawals, without regard to roll-over contributions, either deposited or withdrawn. Company contributions shall not exceed the maximum amount which, together with Company contributions to the Equifax Inc. Pension Plan for a Plan year, are deductible under the Internal Revenue Code of 1986, as amended, (the "IRC") or such other federal income tax statutory provision as may be applicable. In addition, a participant must be actively employed or on an approved leave of absence by the Company on December 31 to receive the matching contribution for that Plan year, unless termination prior to December 31 is due to attainment of age 65, retirement, disability or death.

Vesting

Participants' accounts (including all Company match and employee contributions and earnings thereon) are at all times vested with such participants. The Direct Company Contribution is subject to a three year “cliff” vesting schedule based upon credited years of service when the employee terminates employment.

Administration

The trustee of the Plan is Fidelity Management Trust Company ("Trustee" or "Fidelity"). Fidelity Investments Institutional Operations Company, Inc. performs participant record keeping and other administrative duties for the Plan. The Equifax Inc. Group Plans Administrative Committee is comprised of employees of Equifax Inc. appointed by the Compensation, Human Resources and Management Succession Committee of the Company's Board of Directors and oversees the Plan's assets and operations.

Investment Options

Participants may direct their elective deferrals in and among various investment options. Participants may change their investment elections and transfer money between investment options on a daily basis. The investment options consist of publicly traded mutual funds, including various mutual funds managed by Fidelity or a Fidelity affiliate as well as one collective trust. In addition, the participants have the option to invest their contributions in Equifax Inc. common stock.

5

EQUIFAX INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

NOTE 1 - DESCRIPTION OF THE PLAN (Continued)

Benefits

Prior to a participant attaining age 59½, in-service withdrawals from the pre-tax portion of a participant's account are permitted only on the basis of financial hardship. Once participants attain age 59½, they may withdraw up to 100% of their account in one or more withdrawals. Once a participant's employment with the Company ceases due to termination of employment, retirement, death, or disability, and upon the election of the participant, the Plan will distribute to the participant 100% of the participant's account balance. This lump-sum distribution is payable in cash.

If a participant's account balance is less than $1,000 upon retirement or termination, a distribution of the participant's account will be made automatically. A voluntary lump sum distribution option is available to the participant for balances over $1,000 but less than $5,000.

The after-tax portion of a participant's account balance is available for withdrawal at any time.

Participant Accounts

Individual accounts are maintained for each of the Plan's participants to reflect the participant's share of the Plan's net earnings or losses, Company contributions, and the participant's contributions. Allocations of earnings or losses are based on relative account balances and investment elections, as defined.

Notes Receivable from Participants

The Plan permits loans to be made to participants which are secured by balances in the participant's account. Participants are permitted to have two loans outstanding at a time, and the minimum loan amount is $1,000. Loans may generally be taken up to 50% of a participant's account balance but not exceeding $50,000 in the aggregate. Loans are generally repaid through payroll deductions with a five year maximum limit, except for loans for purchases of a principal residence which may have terms up to 15 years. Interest rates are set at the date of the loan at the prime rate plus 1% on the first day of the calendar quarter in which the loan is taken. Interest rates range from 4.25% to 10.25% for notes outstanding at December 31, 2013. Loan fees for setup and maintenance are paid by the participant.

6

EQUIFAX INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

NOTE 1 - DESCRIPTION OF THE PLAN (Continued)

Plan Termination

The Company has the right under the Plan to discontinue its contributions at any time and otherwise amend or terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, the interests of the participants shall be non-forfeitable on the termination date and these amounts and related investment income will be distributed to participants as soon as administratively feasible as required by ERISA.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Plan have been prepared on the accrual basis of accounting. The Plan follows accounting standards set by the Financial Accounting Standards Board (“FASB”). The FASB sets accounting principles generally accepted in the United States of America (“GAAP”).

The Plan holds a fully benefit-responsive common/collective trust fund that holds investment contracts as a part of its underlying assets. Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for plan benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The statements of net assets available for plan benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value at December 31, 2013 and 2012. The statement of changes in net assets available for plan benefits is prepared using the contract value basis for fully benefit-responsive investment contracts.

Investment Valuation and Income (Loss) Recognition

The investments of the Plan are reported at fair value. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price).

Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.

7

EQUIFAX INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2013 and 2012. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Payment of Benefits

Benefit payments made to participants are recorded when paid.

Use of Estimates and Assumptions

The accompanying financial statements are prepared in conformity with GAAP and require the Plan's management to make estimates and assumptions that affect the reported amounts of assets available for plan benefits at the dates of the financial statements, and the reported amounts of additions and deductions during the reporting period. Significant judgment is required in making these estimates and assumptions and is based on the best available information. Actual results could be materially different from those estimates and assumptions.

Administrative Expenses

All expenses for the administration of the Plan, except for brokerage commissions and related expenses on security transactions and notes receivable fees, are paid by the Company. The expenses for administration include the fees and expenses of the Plan's Trustee.

Subsequent Events

Subsequent events have been evaluated through the date of the independent registered public accounting firm’s report.

8

EQUIFAX INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

NOTE 3 - FAIR VALUE MEASUREMENTS

GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs in which little or no market data exists (Level 3 measurements). The three levels of the fair value hierarchy under GAAP are described below:

Basis of Fair Value Measurement

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013 and 2012.

Mutual Funds

Mutual funds represent investments with various investment managers. The fair values of these investments are determined by reference to the fund’s underlying assets, which are principally marketable equity and fixed income securities. Shares held in mutual funds traded on national securities exchanges are valued at the net asset value (“NAV”) as of December 31, 2013 and 2012. It is not probable that the mutual funds will be sold at amounts that differ materially from the NAV of shares held.

Money Market Mutual Funds

Money market mutual funds are valued using the amortized cost method of valuation or penny-rounding method of pricing as permitted by Rule 2a-7 under the Investment Company Act of 1940, as amended, which approximates their fair value.

9

EQUIFAX INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

NOTE 3 - FAIR VALUE MEASUREMENTS (Continued)

Collective Trust Fund

The Managed Income Portfolio is a common collective trust fund that is valued at the net asset value based on the last reported sales price of the underlying investments held. The Plan's interest in the collective trust is based on information reported by the investment advisor using the audited financial statements of the collective trust. The investment income is allocated to participants based on their proportionate share of the net assets of the fund.

Equifax Inc. Common Stock

Equifax Inc. common stock is valued at the quoted market prices as obtained from the New York Stock Exchange. Securities transactions are accounted for on the trade date. Interest income is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date.

The valuation methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

10

EQUIFAX INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

NOTE 3 - FAIR VALUE MEASUREMENTS (Continued)

Basis of Fair Value Measurement (Continued)

The tables below represent fair value measurement hierarchy of the Plan investment assets at fair value as of December 31:

	2013
	Level 1	Level 2	Level 3	Total
Mutual Funds
Foreign Large Value	$7,786,778	$-	$-	$7,786,778
Large Growth	29,633,418	-	-	29,633,418
Mid-Cap Growth	18,296,268	-	-	18,296,268
Diversified Emerging Markets	7,385,090	-	-	7,385,090
Intermediate Term Bond	30,225,735	-	-	30,225,735
Small Blend	14,718,557	-	-	14,718,557
Real Estate	6,223,258	-	-	6,223,258
Large Value	22,632,400	-	-	22,632,400
Mid-Cap Value	29,968,033	-	-	29,968,033
Natural Resources	991,841	-	-	991,841
Mid-Cap Blend	24,559,960	-	-	24,559,960
Foreign Large Blend	23,046,915	-	-	23,046,915
Retirement Income	3,741,877	-	-	3,741,877
Money Market	18,127,113	-	-	18,127,113
Large Blend	50,477,608	-	-	50,477,608
Target Date	128,528,971	-	-	128,528,971
Total mutual funds	416,343,822	-	-	416,343,822

Common Trust Funds
Stable Value Funds	-	15,417,139	-	15,417,139
Total common trust funds	-	15,417,139	-	15,417,139

Company Common Stock	66,700,552	-	-	66,700,552
Total	$483,044,374	$15,417,139	$-	$498,461,513

11

EQUIFAX INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

NOTE 3 - FAIR VALUE MEASUREMENTS (Continued)

Basis of Fair Value Measurement (Continued)

	2012
	Level 1	Level 2	Level 3	Total
Mutual Funds
Foreign Large Value	$5,664,424	$-	$-	$5,664,424
Large Growth	19,600,068	-	-	19,600,068
Mid-Cap Growth	13,277,461	-	-	13,277,461
Diversified Emerging Markets	7,448,372	-	-	7,448,372
Intermediate Term Bond	36,312,486	-	-	36,312,486
Small Blend	9,482,508	-	-	9,482,508
Real Estate	6,144,119	-	-	6,144,119
Large Value	16,821,634	-	-	16,821,634
Mid-Cap Value	21,047,569	-	-	21,047,569
Natural Resources	450,036	-	-	450,036
Mid-Cap Blend	18,161,572	-	-	18,161,572
Foreign Large Blend	17,322,762	-	-	17,322,762
Retirement Income	3,641,995	-	-	3,641,995
Money Market	18,239,972	-	-	18,239,972
Large Blend	36,537,782	-	-	36,537,782
Target Date	92,002,565	-	-	92,002,565
Total mutual funds	322,155,325	-	-	322,155,325

Common Trust Funds
Stable Value Funds	-	15,777,465	-	15,777,465
Total common trust funds	-	15,777,465	-	15,777,465

Company Common Stock	53,877,984	-	-	53,877,984
Total	$376,033,309	$15,777,465	$-	$391,810,774

12

EQUIFAX INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

NOTE 4 - SIGNIFICANT INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan's net assets as of December 31 are as follows:

	2013		2012
Company Common Stock	$66,700,552		$53,877,984
PIMCO Total Return Instl	(*	)	21,479,249
Morgan Stanley Instl Growth I	29,633,418		(*	)
JP Morgan Mid Cap Value	29,968,033		21,047,569
Fidelity Freedom 2020 K	30,505,583		22,864,731
Fidelity Freedom 2030 K	45,688,333		31,908,000
Fidelity Spartan® US Equity Index	50,477,608		36,537,782

Individual investments noted with a (*) above did not represent 5% or more, as defined, of the Plan’s net assets in 2013 or 2012.

The net appreciation in the fair value of investments (including gains and losses on investments bought and sold, as well as held during the period) and interest and dividends for the year ended December 31, 2013 are as follows:

	Net Appreciation	Interest and Dividends
Money market funds	$-	$1,893
Common/collective trusts	-	141,373
Company common stock	15,003,727	866,306
Mutual funds	60,697,430	12,718,285
	$75,701,157	$13,727,857

Additional information concerning the above listed investments is contained in the prospectuses and financial statements of the funds.

NOTE 5 - RISKS AND UNCERTAINTIES

The Plan provides for various investment options which include investments in any combination of equities, fixed income securities, money market funds and guaranteed investment contracts. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statements of net assets available for Plan benefits and the statement of changes in net assets available for Plan benefits.

13

EQUIFAX INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

NOTE 6 - FEDERAL INCOME TAX STATUS

The Plan has received a updated determination letter from the Internal Revenue Service dated April 3, 2013 stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from federal taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan sponsor believes that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be exempt from federal income taxes. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

NOTE 7 - PARTY-IN-INTEREST TRANSACTIONS

The Plan allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan, including the Company.

The Plan held approximately 965,392 and 1,121,391 shares of the Company common stock at December 31, 2013 and 2012, respectively, with a fair value of $66,700,552 and $53,877,984, respectively. Dividends received by the Plan include dividends paid by Equifax Inc. All transactions in Equifax Inc. common stock qualify as party-in-interest transactions since Equifax Inc. is the Plan sponsor.

The Plan issues loans to participants, which are secured by the balances in the participants' accounts. These transactions qualify as party-in-interest transactions.

The Plan offers investments in mutual funds and the collective trust issued by affiliates of the Trustee. These Fidelity affiliates receive investment management fees related to these mutual funds and collective trust prior to any fund and/or trust being allocated investment earnings or losses.

14

EQUIFAX INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

NOTE 8 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

Fully benefit-responsive contracts are recorded on the Form 5500 at fair value but are recorded at contract value in the Plan financial statements. The following is a reconciliation of net assets available for plan benefits per the financial statements to the amounts reflected in the Form 5500 as filed by the Company as of December 31:

	2013	2012
Net assets available for plan benefits per the financial statements	$527,337,731	$417,094,060
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	232,383	451,509
Net assets available for plan benefits per Form 5500	$527,570,114	$417,545,569

The following is a reconciliation of total investment income and expenses per the Plan financial statements to the amounts reflected in the Form 5500 as filed by the Company for the Plan year ended of December 31, 2013:

Net investment income and interest income on notes receivable from participants per the financial statements	$89,782,107
Add: Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2013	232,383
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2012	(451,509)
Total income on investments per Form 5500	$89,562,981

15

EQUIFAX INC. 401(k) PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2013

EMPLOYER IDENTIFICATION NUMBER: 58-0401110

PLAN NUMBER: 003

FORM: 5500

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value

	ABF	International Equity PA	N/A	$7,786,778
	Morgan Stanley Instl	Growth I	N/A	29,633,418
	Morgan Stanley Instl	Midcap Growth Adv	N/A	18,296,268
	Morgan Stanley Instl	Emerging Markets	N/A	7,385,090
	PIMCO	Total Return Instl	N/A	17,440,354
	RS Partners	Small Cap Blend	N/A	14,718,557
*	Equifax Inc.	Company Common Stock	N/A	66,700,552
*	Fidelity	Real Estate	N/A	6,223,258
*	Fidelity	Equity Income K	N/A	22,632,400
	JP Morgan	Mid Cap Value	N/A	29,968,033
	Van Eck	Global Hard Asset	N/A	991,841
*	Fidelity	Low-Priced Stock	N/A	24,559,960
*	Fidelity	Diversified International K	N/A	23,046,915
*	Fidelity	Freedom Income K	N/A	3,741,877
*	Fidelity	Freedom 2000 K	N/A	842,097
*	Fidelity	Freedom 2010 K	N/A	8,920,465
*	Fidelity	Freedom 2020 K	N/A	30,505,583
*	Fidelity	Freedom 2030 K	N/A	45,688,333
*	Fidelity	Freedom 2040 K	N/A	25,479,800
*	Fidelity	Freedom 2050 K	N/A	17,092,692
*	Fidelity	Retirement Government Money Market	N/A	18,127,113
*	Fidelity	Managed Income Portfolio	N/A	15,417,139
*	Fidelity	Spartan® US Equity Index	N/A	50,477,608
*	Fidelity	US Bond Index	N/A	12,785,382
				$498,461,513
*	Participants	Notes Receivable with variable maturities and interest rates from 4.25% to 10.25%	N/A	8,808,073

	Total Investments Held at End of Year			$507,269,586

	* Party-in-interest to the Plan as defined by ERISA.

16

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Group Plans Administrative Committee, administrator of the Plan, has duly caused this Annual Report to be signed on its behalf by the undersigned thereunto duly authorized.

EQUIFAX INC. 401(k) PLAN

	By:	Group Plans Administrative Committee

Date: June 17, 2014	By:	/s/Coretha M. Rushing
Coretha M. Rushing Corporate Vice President and Chief Human Resources Officer; Chair of the Equifax Inc. Group Plans Administrative Committee, Plan Administrator

17

INDEX TO EXHIBITS

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm

18